Announcement








                  Company Goldman Sachs International
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 13:31 21 Feb 2003
                  Number 8124H






EMM DISCLOSURE
FORM 38.5 (SUMMARY)

Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Name of EMM
      Goldman Sachs International


Date of disclosure
      21 February 2003


Contact name
      Stuart Mclerie


Telephone number
      +44 207-774-8136


Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

Cambridge Antibody Technology plc
Oxford Glycosciences plc
Celltech plc
Safeway plc
WM Morrison plc
Sainsbury plc


AMENDMENT
If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:



In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of the disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Cambridge Antibody Technolgy plc


Class of security
      Contract For Differences Expiration 19 February 2013


Date of disclosure
      21 February 2003


Date of dealing
      20 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Oxford Glycosciences plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      18,200 (customer bought to open)


Highest price received*
      4.370874 GBP Sterling


Lowest price received*
      4.370874 GBP Sterling


*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Oxford Glycosciences plc


Class of security
      Contract For Differences Expiration 19 February 2013


Date of disclosure
      21 February 2003


Date of dealing
      20 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Oxford Glycosciences plc


Total number of securities purchased
      50,000 (customer sold to open)


Highest price paid*
      1.89962 GBP Sterling


Lowest price paid*
      1.89962 GBP Sterling


Total number of securities sold



Highest price received*



Lowest price received*



*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Celltech plc


Class of security
      Contract For Differences Expiration 19 February 2013


Date of disclosure
      21 February 2003


Date of dealing
      20 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Oxford Glycosciences plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      100,000 (customer bought to open)


Highest price received*
      3.48696 GBP Sterling


Lowest price received*
      3.48696 GBP Sterling


*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Safeway plc


Class of security
      Call Option Strike 300 Expiration 15 October 2003


Date of disclosure
      21 February 2003


Date of dealing
      20 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Total number of securities purchased
      100


Highest price paid*
      0.19 GBP Sterling


Lowest price paid*
      0.19 GBP Sterling


Total number of securities sold



Highest price received*



Lowest price received*



*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Safeway plc


Class of security
      Call Option Strike 300 Expiration 16 April 2003


Date of disclosure
      21 February 2003


Date of dealing
      20 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Total number of securities purchased
      100


Highest price paid*
      0.21 GBP Sterling


Lowest price paid*
      0.21 GBP Sterling


Total number of securities sold



Highest price received*



Lowest price received*



*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Safeway plc


Class of security
      Call Option Strike 330 Expiration 16 April 2003


Date of disclosure
      21 February 2003


Date of dealing
      20 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      100


Highest price received*
      0.075 GBP Sterling


Lowest price received*
      0.075 GBP Sterling


*Currency must be stated


FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Safeway plc


Class of security
      Put Option Strike 280 Expiration 16 April 2003


Date of disclosure
      21 February 2003


Date of dealing
      20 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      100


Highest price received*
      0.06 GBP Sterling


Lowest price received*
      0.06 GBP Sterling


*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      WM Morrison plc


Class of security
      Contract For Differences Expiration 19 February 2013


Date of disclosure
      21 February 2003


Date of dealing
      20 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Total number of securities purchased
      500,000 (customer sold to open)


Highest price paid*
      1.64171 GBP Sterling


Lowest price paid*
      1.64171 GBP Sterling


Total number of securities sold



Highest price received*



Lowest price received*



*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Sainsbury plc


Class of security
      Contract For Differences Expiration 19 February 2013


Date of disclosure
      21 February 2003


Date of dealing
      20 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Total number of securities purchased
      435,000 (customer sold to open)


Highest price paid*
      2.2967 GBP Sterling


Lowest price paid*
      2.2967 GBP Sterling


Total number of securities sold



Highest price received*



Lowest price received*



*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Sainsbury plc


Class of security
      Contract For Differences Expiration 19 February 2013


Date of disclosure
      21 February 2003


Date of dealing
      20 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      20,000 (customer bought to open)


Highest price received*
      2.31462 GBP Sterling


Lowest price received*
      2.31462 GBP Sterling


*Currency must be stated




END